UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV BDC, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian Investments IV, L.L.C. 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian Investments IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 50.28%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 50.28%

14	Type of Reporting Person IN

CUSIP No.	N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV BDC, L.L.C. (the “Issuer”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c)

This Schedule 13D is being filed by New Mountain Guardian Investments IV, L.L.C., a Delaware limited liability company, and Steven B. Klinsky, a citizen of the United States of America (together, the “Reporting Persons”). Each of the Reporting Person’s business address is 1633 Broadway, 48th Floor, New York, New York, 10019. Mr. Klinsky is the managing member of New Mountain Guardian Investments IV, L.L.C.

New Mountain Guardian Investments IV, L.L.C. was formed to seek long-term capital appreciation through direct investments in growth equity transactions, leveraged acquisitions, and management buyouts. Mr. Klinsky is engaged principally in the business of serving as the managing member of New Mountain Guardian Investments IV, L.L.C. and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company, which is principally engaged in managing private equity funds.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 9, 2022, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments IV, L.L.C. was obligated to make a capital contribution to purchase 999,900 Units at $10 per unit. The purchase closed on May 23, 2022. On August 22, 2022, the Issuer delivered a capital drawdown notice, pursuant to which New Mountain Guardian Investments IV, L.L.C. was obligated to make a capital contribution to purchase 1,000,000 Units at $10 per unit. The purchase will close on September 6, 2022. The source of funds for the purchases of such Units was working capital of New Mountain Guardian Investments IV, L.L.C. Additionally, the information contained in Item 6 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, New Mountain Finance Advisers BDC, L.L.C., a wholly-owned subsidiary of New Mountain Capital Group, L.P.

The acquisition of the Units as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Units on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s unitholders, and others.

Item 5.	Interest in Securities of the Issuer.
(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own the 2,000,000 Units held by New Mountain Guardian Investments IV, L.L.C., representing 50.28% of the outstanding Units. The beneficial ownership percentage assumes that there are 3,978,000 Units outstanding.
(b)	The Reporting Persons may be deemed to have sole power to vote and dispose of the 2,000,000 Units held by New Mountain Guardian Investments IV, L.L.C.
(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Units of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 4, 2022, New Mountain Guardian Investments IV, L.L.C. entered into (1) a commitment letter (the “Initial Commitment Letter”), and (2) an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”), each with the Issuer.

Pursuant to the Initial Commitment Letter, New Mountain Guardian Investments IV, L.L.C. has agreed to purchase Units from the Issuer for an aggregate purchase price of up to $49,999,000.00 (the “Initial Capital Commitment”). Under the Initial Commitment Letter, New Mountain Guardian Investments IV, L.L.C. will be required to make capital contributions to purchase Units at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed the Capital Commitment. The initial offering price per Unit was $10.00. On May 23, 2022, New Mountain Finance Advisers BDC, L.L.C., the Issuer’s adviser, transferred 100 Units to New Mountain Guardian Investments IV, L.L.C. for a total amount of $1,000.00 pursuant to an agreement for assignment and transfer of common Units. On August 22, 2022, the New Mountain Guardian Investments IV, L.L.C. entered into a subsequent commitment letter with the Issuer (the “Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $50,000,000. Together with the Initial Capital Commitment of $49,999,000, the total capital commitment by New Mountain Guardian Investments IV, L.L.C. to the Issuer equals $99,999,000 (the “Capital Commitment”).

As of September 1, 2022, $19,999,000 of New Mountain Guardian Investments IV, L.L.C.’s Capital Commitments have been drawn down by the Issuer. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current net asset value (“NAV”) per Unit is greater than or equal to $9.70, $10.00, and (ii) where the then-current NAV per Unit is less than $9.70, the greater of (A) NAV per Unit and (B) $9.50. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the Issuer LLC Agreement, Initial Commitment Letter and Subsequent Commitment Letter do not purport to be complete and are qualified in their entirety by reference to each of the Issuer LLC Agreement, Initial Commitment Letter and Subsequent Commitment Letter, copies or forms of which are attached as Exhibit B, Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Second Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 10 filed with the Commission on July 1, 2022).

Exhibit C – Initial Commitment Letter

Exhibit D – Subsequent Commitment Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2022	NEW MOUNTAIN GUARDIAN INVESTMENTS IV, L.L.C.

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

	By:	/s/ Steven B. Klinsky
Steven B. Klinsky

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to units of limited liability company interests of New Mountain Guardian IV BDC, L.L.C., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 1, 2022.

NEW MOUNTAIN GUARDIAN INVESTMENTS IV, L.L.C.

By:	/s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

By:	/s/ Steven B. Klinsky
Steven B. Klinsky

Exhibit C

New Mountain Guardian IV BDC, L.L.C.
1633 Broadway, 48th Floor
New York, New York 10019

May 4, 2022

New Mountain Guardian IV BDC, L.L.C.

New Mountain Guardian Investments IV, L.L.C.

1633 Broadway, 48th Floor
New York, New York 10019

To Whom It May Concern:

Reference is made to the Amended and Restated Limited Liability Company Agreement of New Mountain Guardian IV BDC, L.L.C. (the “Fund”), dated as of May 4, 2022 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof. Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.                  Sponsor Commitment. New Mountain Guardian Investments IV, L.L.C. (the “Sponsor”) hereby makes a Capital Commitment to the Fund in an amount equal to $49,999,000.00 (the “Sponsor Commitment”). The terms and conditions of the Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement. The Sponsor by executing this letter agreement hereby appoints any duly authorized representative of the Fund, with full power of substitution, as the Sponsor’s true and lawful representative and attorney-in-fact, and agent of the Sponsor, to execute, acknowledge, verify, swear to, deliver, record and file, in the Investor’s name, place and stead, the LLC Agreement, any amendments to the LLC Agreement (approved in accordance therewith) or any other agreement or instrument that the Fund deems appropriate solely to admit the Sponsor as a unitholder of the Fund. The Fund hereby accepts the Sponsor Commitment.

2.                  Headings. The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.                  Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.                  Counterparts. This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*            *            *

New Mountain Guardian Investments IV, L.L.C.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above:
New Mountain Guardian IV BDC, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Director and Executive Vice President

Exhibit D

New Mountain Guardian IV BDC, L.L.C.
1633 Broadway, 48th Floor
New York, New York 10019

August 22, 2022

New Mountain Guardian IV BDC, L.L.C.

New Mountain Guardian Investments IV, L.L.C.

1633 Broadway, 48th Floor
New York, New York 10019

To Whom It May Concern:

Reference is made to the Second Amended and Restated Limited Liability Company Agreement of New Mountain Guardian IV BDC, L.L.C. (the “Fund”), dated as of June 10, 2022 (the “LLC Agreement”), by and among the Fund, New Mountain Finance Advisers BDC, L.L.C., and the members named in the books and records thereof. Capitalized terms used herein without definition have the same meanings as in the LLC Agreement.

1.              Sponsor Commitment. New Mountain Guardian Investments IV, L.L.C. (the “Sponsor”) hereby makes an additional Capital Commitment to the Fund in an amount equal to $50,000,000.00 (the “Additional Sponsor Commitment”). Together with the initial Capital Commitment of $49,999,000.00 made and accepted on May 4, 2022, the total Capital Commitment by the Sponsor to the Fund shall equal $99,999.000.00 as of the date hereof. The terms and conditions of the Additional Sponsor Commitment will be as set forth in the LLC Agreement and the Sponsor agrees to be bound by the terms and provisions of the LLC Agreement. The Fund hereby accepts the Additional Sponsor Commitment.

2.                  Headings. The headings contained in this letter agreement are for convenience and reference purposes only and shall not be deemed to alter or affect in any way the meaning or interpretation of any provisions of this letter agreement.

3.                  Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.                  Counterparts. This letter agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement.

*            *            *

New Mountain Guardian Investments IV, L.L.C.

By:	/s/ Steven B. Klinsky
Steven B. Klinsky, Member

Agreed and accepted as of the date first set forth above:
New Mountain Guardian IV BDC, L.L.C.

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Director and Executive Vice President